EXHIBIT 21
The Allied Defense Group, Inc.
LIST OF SUBSIDIARIES
1.	ARC Europe, S.A., a Belgian Corporation

Wholly-owned and majority owned Belgian subsidiary of ARC Europe S.A.
a.	Mecar S.A.
2.	Mecar USA, Inc.
3.	Allied Research BV (“BV”), a Dutch company and,
4.	Allied Research Cooperative (“Coop”).

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